January 12, 2010

Karl Hiller, Branch Chief
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549 – 4628

Mr. Karl Hiller,

Re:     Hard Creek Nickel Corporation
           Form 20-F for the fiscal year end December 31, 2008

Thank you for your letter dated December 9, 2010 and for the extension to provide our response. We have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of December 9, 2009.

Responses to Comments

1. We have revised the Form 20-F to reference this report as an annual report instead of a registration statement in all applicable areas.

2. We have revised the Form 20-F to comply with Instruction 2 to Item 5 and corrected our disclosure to state that our financial statements have been prepared in accordance with Canadian GAAP.

3. Please see revised Item 16C disclosure on Form 20-F.

4. We have obtained an audit opinion for the fiscal year ended December 31, 2006 and have included it as an amendment to our Form 20-F.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

5. The Province of British Columbia provides a refundable cash tax credit on expenditures for conducting grassroots mineral explorations in British Columbia. This refundable tax credit is claimed on the Federal Corporate Income Tax return under Schedule 421. There was an error on the reconciliation of net loss to net cash used in operating activities for 2008. An earlier version of the financial statement was used that did not show the corrected amounts. See revised Financial Statements attached. The first year the Company claimed the mining tax credits was for the fiscal year ended 2007 which explains why there was no amount shown for the fiscal year ended 2006 on the Consolidated Statement of Cash Flows. The mining tax credits are offset against mineral interest costs expensed as per Note 11 and are not shown as a separate item on the statement of loss. Refer on Schedule 1 “Consolidated Schedule of Deferred Exploration and Costs” at the end of the financial statements.

6. We have amended our disclosure to differentiate between planned changes to our internal control and actual changes for the fiscal year ending December 31, 2008.

7. Under CICA Handbook section 3061.04, property, plant and equipment are identifiable tangible assets that meet all of the following criteria:

(a)

are held for use in the production or supply of goods and services, for rental to others, for administrative purposes or for the development, construction, maintenance or repair of other property, plant and equipment;

(b)	have been acquired, constructed or developed with the intention of being used on a continuing basis; and

(c)	are not intended for sale in the ordinary course of business.

The mineral properties are held for possible future production of nickel. The Company has acquired the mineral properties and performed extensive exploration on the properties. The Company intends to continue developing these properties. The mineral properties are the primary asset of the Company, and there have been positive exploration results from those properties. The Company expects future production to be profitable and has no intention of selling the properties. Based on the above analysis, the deferred exploration costs capitalized have the characteristics of property, plant and equipment.

In accordance with ACG-11, “…development costs have been recognized as an intangible asset, an enterprise in the development stage should assess at the end of each accounting period whether the recovery of the unamortized balance of these costs from the future operations can continue to be regarded as probably.”

Total deferred exploration costs of $24,951,494 ($24,771,994 + $179,500) are expected to be recovered from future operations based on the following facts:

  The 43-101 report released in January 2008 and the Turnagain Assessment Report released in December 2008 indicate positive results and support mineralization in the drill holes.;

  The Company has the intention to proceed with development as shown in its significant investment, research with respect to metallurgy, and negotiations with the First Nations;

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

  The Company believes that it has the ability to proceed with development as evidence by the approximately $4,000,000 cash it holds as of December 31, 2008. There should be sufficient cash to fund the operation and exploration activities for the next two years.

Under 3063, “A long-lived asset should be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable”

There are no events or changes in circumstances that indicate the carrying amounts of $24,771,994 and $21,899,565 in deferred exploration costs at the end of 2008 and 2007, and $179,500 in interests in mineral properties at the end of both periods may not be recoverable.

Conditions (suggested by ACG-11 and CICA HB Section 3063) that indicate the carrying amount may not be recoverable are as follows:

  Significant decrease in market price

  The Company is aware that nickel price has decreased significantly in 2009, and with the current nickel price and currently available extraction process (metallurgy), production is not profitable. However, the Company believes that it will be able to develop a more efficient extraction process that will warrant nickel production profitable.

  The price of nickel has increased from $5.22/pound as of February 6, 2009 to $8.5/pound as of January 8, 2010, showing a sign of increasing market price as the economy recovers. In addition, there is a high demand for nickel in the emerging markets such as China and India. Therefore, it is likely that commodity prices will increase when the economy recovers. Considering the current cost of production is approximately $8/pound, future production will likely be profitable.

  Significant adverse change in legal factors

  The Company also acknowledges increased risk in the mineral claims due to certain conflicts with the First Nation. The Company has been negotiating with the First Nations and is committed to reaching an agreement with them.

  Accumulation of costs significantly in excess of amount originally expected

  The Company has not accumulated costs significantly in excess of amount originally expected.

  Unfavourable changes in the property or project economics

  No unfavourable changes in the property or project economics is noted or expected.

  Environmental restrictions

  Company does not have any asset retirement obligations because the Company reclamates on a continuous basis when drilling is complete. Management confirmed that they have met all financial requirements requested by EMPR, that there was no additional funds required or work requirement as at March 5, 2009 to carry out any reclamation.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

  Inability to create efficient distribution mechanism

  N/A – the Company has not commenced distribution.

  Political instability of the region in which the property is located

  Properties are located in BC, Canada – not an issue.

  Delay in development activity that extends beyond three years

  The Company intends to continue exploration activities and have sufficient funds to do so for the next two years.

  Previously identified resource targets are no longer being pursued

  The Company is still developing the Turnagain property

  Exploration results are not promising and no more work is being planned

The 43-101 report described the results for 16 holes the Company has drilled. High grade mineralization was intersected in some holes which were originally found to lack mineralization in the preliminary report, and further drilling was recommended. In conclusion, the result of this assessment report was positive.

We will revise page 9 to include a reference to our 43-101 Technical Report to provide readers with more technical information on the Turnagain property.

8. See below for reconciliation;

	Year 2008	Year 2007	Year 2006
Costs - p/l	$3,522,375	$7,182,030	$5,509,087
Expnd. - c/f	$3,310,078	$7,763,726	$5,424,497
Difference	$212,297	$(581,696)	$84,590
stock based compensation	$(212,297)
mining tax credits not yet received		$1,239,232
exploration vendors not paid at year end		$(654,222)	$(84,590)
property evaluation from p/l		$(3,314)
Total	$0	$0	$0

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

As part of this response letter, the Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me at 604.681 -2300 or 604.816 -8512.

Yours truly,

/s/

Brian Fiddler, CFO

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7	Tel (604) 681-2300	Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com